FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM ANNOUNCES VOTING RESULTS FROM THE ANNUAL
MEETING OF SHAREHOLDERS

Toronto, Ontario, May 29, 2015 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the voting results from its 2015 annual meeting of shareholders held on May 27, 2015. The results of the director elections were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Mr. Luke Beshar	3,123,913	99.66	10,695	0.34
Dr. Henry Friesen	3,131,370	99.90	3,238	0.10
Dr. Robert Kirkman	2,874,070	91.69	260,538	8.31
Dr. Michael Moore	3,131,370	99.90	3,238	0.10
Dr. Thomas Reynolds	3,124,071	99.66	10,537	0.34
Dr. Niclas Stiernholm	3,131,370	99.90	3,238	0.10
Dr. Calvin Stiller	3,131,370	99.90	3,238	0.10

About Trillium Therapeutics:

Trillium Therapeutics Inc. is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company has two premier preclinical programs, SIRPaFc and a CD200 monoclonal antibody (mAb), which target two key immunoregulatory pathways that tumor cells exploit to evade the host immune system. SIRPaFc is an antibody-like fusion protein that blocks the activity of CD47, a molecule that is upregulated on tumor cells in acute myeloid leukemia (AML) and numerous other malignancies. The CD200 mAb is a fully human monoclonal antibody that blocks the activity of CD200, an immunosuppressive molecule that is overexpressed by many hematopoietic and solid tumors.

For more information visit: www.trilliumtherapeutics.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com